

VIA FACSIMILE AND U.S. MAIL

January 30, 2007

Vicki L. Avril
Senior Vice President and Chief Financial Officer
IPSCO, Inc.
650 Warrenville Road, Suite 500
Lisle, Illinois 60532

> **RE:** **IPSCO, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2006**
> **File No. 0-19661**

Dear Ms. Avril:

We have reviewed your letter dated January 16, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

Financial Statements – Exhibit 99.1

Consolidated Statements of Income, page 5

1. We have read your response to comment 5 from our letter dated December 29, 2006. We note that you have included litigation settlement in other (income) expense. It does not appear that your litigation settlement meets the definition of a non-operating item per Article 5-03(b)(7) through (9) of Regulation S-X. In future filings, please classify your litigation settlement in operating income.

1. Significant Accounting Policies, page 8

Revenue Recognition, page

2. We have read your response to comment 6 from our letter dated December 29, 2006. Please show us what your revised disclosure related to products shipped with right of return will look like. Otherwise, please revise future filings to remove the term "generally" from your revenue recognition policy.

Form 10-Q for the Period Ended September 30, 2006

General

3. Please address the comments above in your interim Forms 10-Q as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief